Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Full year
(dollars in millions)	2015	2014	2013	2012	2011
Fixed Charges:
Interest expense [1]	$945	$1,099	$1,032	$893	$671
Interest capitalized	27	25	22	19	20
One-third of rents [2]	129	145	142	143	144
Total fixed charges	$1,101	$1,269	$1,196	$1,055	$835
Earnings:
Income from continuing operations before income taxes	$6,467	$8,712	$7,654	$6,172	$6,525
Fixed charges per above	1,101	1,269	1,196	1,055	835
Less: capitalized interest	(27)	(25)	(22)	(19)	(20)
	1,074	1,244	1,174	1,036	815
Amortization of interest capitalized	12	12	11	11	15
Total earnings	$7,553	$9,968	$8,839	$7,219	$7,355
Ratio of earnings to fixed charges	6.86	7.86	7.39	6.84	8.81

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $34 million, $179 million, $50 million, $39 million and $21 million for the years 2015, 2014, 2013, 2012 and 2011, respectively. The ratio of earnings to fixed charges would have been 6.65, 6.88, 7.09, 6.60 and 8.59 for the years 2015, 2014, 2013, 2012 and 2011, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.